Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following is a transcript of a presentation given by Ed Heffernan, president and chief executive officer of Alliance Data Systems Corporation, and Bryan Kennedy, chief executive officer of Epsilon, at the Telsey Advisory Group 5th Annual Fall Consumer Conference at the Intercontinental New York Times Square Hotel in New York on Tuesday, September 30, 2014 at 3:55 p.m. EST.  While every effort has been made to provide an accurate transcription, there may be inaccuracies due to typographical mistakes, inaudible statements, errors or omissions.  Alliance Data believes that none of these inaccuracies is material.

CORPORATE PARTICIPANTS
 Ed Heffernan Alliance Data Systems Corporation - President and CEO
 Bryan Kennedy Epsilon - CEO

CONFERENCE CALL PARTICIPANTS
 Dana Telsey Telsey Advisory Group - Analyst

 PRESENTATION

Dana Telsey - Telsey Advisory Group - Analyst

 Good afternoon. Alliance Data Systems is big and just got bigger. We all know Alliance Data Systems is the most comprehensive provider of transaction-based marketing and loyalty solutions that focus on data, analytics and multi-channel distribution.

Now, they just announced the $2.3 billion acquisition of Conversant, formally ValueClick, that puts the Epsilon division into certainly a scale mode within the data-driven targeted display, mobile and video.

To share with us today how all this fits and to fill in the blanks, we are very pleased to have with us Ed Heffernan, President and CEO of Alliance Data Systems and Bryan Kennedy, CEO of Epsilon. Thank you very much.

 Ed Heffernan - Alliance Data Systems Corporation - President and CEO

 Thanks, Dana. What we want to do today is talk through probably the most common questions that we've received on the Conversant deal and hopefully shed a little bit of light on our thinking. I would say the response has been mixed at best, and I think there are some legitimate questions that have been raised that we'd like to address. And then there are others where I think there's just a little bit of misunderstanding out there.

So that being said, I'm going to try to chew through this pretty quickly. I know I'm -- the last presentation on the last day, and I'll try to get going here.

If you are on the webcast, if you would start off and look at what Alliance Data is and what we do for a living. Again, I'll assume that most of you know what we do for living. All of our platforms are geared towards doing one thing, which is the ability to secure first-party transactional data. And to the extent we can secure that information through a private-label card or a loyalty program like Hilton Honors or Walgreens or the Citibank ThankYou network or through a coalition program up in Canada, it doesn't matter to us.

The goal here is the extraction of transactional-level, meaning SKU-level, information on actual purchases that were being made. That's what we do, that's our DNA, and from that everything else flows. The model itself is that we are a provider of end-to-end solutions for our clients, and that's everything from, again, extracting the data and building the loyalty platforms or providing the private-label cards or the coalition itself to doing the analytics to doing then the distribution through a number of channels, be it traditional channels all the way through to the latest in-digital display and other technologies.

The Company itself has 14,000 people, and it's growing about 1,000 or so folks a year. Our goal is to grow organically at 3 times the rate of GDP. This year, we are growing about 10% top line organically and double-digit, of course, on EPS.

M&A and buybacks, we are also active in. We tend to spin off a whole bunch of free cash flow, and to the tune of probably around between $800 million and $900 million, depending on how you measure it. And we also tend to focus on making sure that when we deliver 3X organic growth and double-digit EPS growth that we do it consistently; and at this point, we've done it for 54 quarters.

I think the model has been stress tested through pretty much everything, and so far it works. Multiple platforms, whether it's Epsilon or private label or the AIR MILES coalition, our brand loyalty business over in Europe, and the dotz coalition in Brazil.

Okay, real-world example of what we do. Pretty straightforward stuff. There's a lot of stuff on the screen. If you're on the webcast, it will be on slide 5. And all of what we do is geared towards what we call personalization. And that means that we need to get the gold standard of information or data, which is, again, first-party, transactional-based information.

So we extract data from either a loyalty program or a private-label program. And is essentially can be Mary purchased a blue dress size 8 for $80 from retailer X on October 16. All right, how important is that? Well, if you look at the general-purpose cards, all you would get would be Mary purchased for $80 from retailer X on October 15. What SKU level or category level gives you is the size 8, blue dress, and that's the type of information that is considered the gold standard in data today.

What we would then do is sprinkle on top third-party data supplements with psychographic, demographic information so that we know little bit more about who Mary is. And then when we put it all together, we say, okay, what does that mean about Mary? And what it means is that she seems to have a strong affinity for print dresses, and she frequently purchases accessories. And so what are we going to do about it? Well, we're then going to reach out to her in some type of very personalized way and let her know that she's earned a reward that's good for 30 days. Let her know that we know it's her birthday and congratulations, here's a coupon, and provide merchandise suggestions to her to complement her blue dress.

And what happens? Well, once that information goes out the door, it could go out through direct mail piece, point of sale, permission-based email, mobile, social, targeted display. Mary is going to respond in some way. It could be she comes in, buys accessories and there you go. You can then measure the return on investment of that campaign to Mary.

That's what we do, and we do it tends of millions of times a day. But it all starts with the first-party data and goes from there. And our goal is to actually run everything from the data to the insights to the marketing campaigns and then own the distribution pipes as well.

We recently announced the acquisition of Conversant for about $2.3 billion, or about 10 times EBITDA. They should do about $230 million of adjusted EBITDA in 2015. What's very interesting is that they are one of the few very highly profitable ad-tech firms. They tend to run around 7% organic top-line growth.

And we expect the deal to be highly accretive. If you exclude all the synergies, we still expect it to move from $0.50 accretive in year one to our core EPS to $0.75 in year two. We'll talk about synergies in a second.

Why did we do the deal? That's the question we get over and over again. Does it make sense? And from our perspective, it's pretty straightforward. We knew the predecessor company, ValueClick, for a number of years, but it wasn't until the Dotomi purchase that we really stood up and took notice of what's going on there.

And essentially, I think one of the things that's a bit misunderstood about the company is the fact that there is a piece of the company that would be considered more of a commodity type service today. We absolutely would agree with that. But at the same time, the company is transitioning into a highly targeted, data-driven, targeted display company, and it's probably in the fifth inning of a nine-inning game in terms of that.

What it provides to us is huge scale in targeted display, mobile, video and social. And you combine that with Epsilon's core strengths of point-of-sale, direct-mail and permission-based email, and what you have is a complete coverage of all of our distribution channels that we'll need as we move forward with our clients.

Our clients today are asking for help in terms of taking the information, doing the marketing campaigns and distributing throughout all the channels that are out there, called omni-channel distribution, and that's what we are doing with Conversant.

We try to be very frank with these discussions. And I think on the good side, people think to like the deal in terms of the financial attractiveness relatively low risk because we're not betting on 7 times revenue with no earnings that hopefully something happens with it. And so we're also bulking up on the high-growth channels. It makes sense, it helps fill out our end-to-end solution, and it offers new digital opportunities across all of our businesses.

In a nutshell, our first-party data along with Conversant's digital offerings should be a nice growth accelerator for the Company. Not just for Epsilon, but for all the pieces of Alliance.

There were a number of outstanding questions, however, and I'll go into each one of them. They started with uneven quarterly performance, which is a very nice way of saying Conversant had a history of missing estimates probably more often than not. And as a result over time, you tend to eat away at investor confidence.

And I think one of the nice things about being part of Alliance, if we are going to be doing a couple of billion dollars in EBITDA next year, is the fact that that will no longer be the case. Because when you tuck it inside of us, a few million dollars here or there in terms of their performance won't move the needle in terms of delivering the results for Alliance.

So I think that's one of the things that being part of a larger platform will solve. I think that, historically, their uneven quarterly performance is part of the business they are in. And therefore, again, being part of a much larger entity renders that whole point moot.

Next, that the business itself is old tech, that it's unexciting, that it's being commoditized by the big guys. And there is some truth to that, although it's for a very small piece of the Company itself. Let's start with where it's not being commoditized by the big guys, and that would be the affiliate business. And Bryan will walk you through what it does. But it's about almost half of their cash flow. Google exited in 2013 because it was a too small of a space for them. And it was too high touch, which isn't really consistent with the ad tech model.

And so therefore it was viewed as unexciting. And what's unexciting in the ad-tech world can be extremely exciting in our world. And so our view of a niche market that has consistently delivered around 7% top-line growth in very significant margins to us is very exciting. If you track e-commerce, when you exclude Amazon, you'll find e-commerce runs about that rate.

Again, we are going to be the number one domestic player in this market. It's a very important ancillary channel for the blue-chip clients that they have. And with the introduction of our data assets and bringing in their own first-party, transactional-data assets, we should be able to drive even more precise placements. So Bryan will walk you through exactly what an affiliate does, but that is consistent with a data-driven, fairly unique model in the marketplace and won't be commoditized by the big guys.

The second is the media, which is a little over half of their earnings. And here's where I think a bit of the confusion is. About one-third of media, roughly 20% of the overall company, I would probably put in the bucket of it's relatively a commodity today. And while Conversant has been transforming its legacy business, there's still about one-third of it that's probably going nowhere fast. And so if you take that 20% of the overall company, which is one-third of 70%, you've got about 80% of Conversant which is really the exciting stuff that is unique. Because the remaining two-thirds of media is exactly what we were talking about earlier, which is a client, a retailer could provide first-party, transactional data to Conversant who will then use that information both off-line and online to find and target individuals or certain characteristics on the Web and, therefore, drive incremental sales for the retailer.

Because it relies on first-party transactional data, it makes it unique from the big guys. So you could have a Facebook display business that is primarily based on social. You could have Google that's based on search. This one is based on first-party transactional information. So it's different, and it is fairly unique.

Amazon actually came out a few weeks ago and said they are going to take their business model and use first-party information that they have from all of their customers to do their own targeted display. Again, what we would be doing would be outside of the Amazon ecosystem.

So why is that important? It's important because Conversant is viewed as neutral. We are nonthreatening. We're not going to be folks who potentially be a competitor to any of the clients. And therefore, along with Alliance Data, the people have been giving our first-party information to us for years. We are considered nonthreatening, and because of that we have what is viewed as a model that's very attractive, providing a unique offering while making the retailers and other clients feel comfortable that we are not going to turn around and use it against them later on.

Next, I've heard that the transition of first-party data-driven display makes sense, but it's a wait-and-see for now. That is absolutely true. And that's one of the reasons why we bought the company when we did. If we waited for another year when the transition was complete, chances are this thing would've been priced well out of our comfort zone and it wouldn't be available to us. We think that when it's on our platform with what we do at Epsilon and private label, we can accelerate that. We still expect another two to three quarters of work to make this happen. But we've been in there. We know them extremely well. And at the end of the day, using first-party transactional data to help drive incremental sales and engender loyalty across multiple channels, that's what we do for a living.

So we're very comfortable with where they are heading, and you can consider this as an early strike for what we are very comfortable will be a very, very attractive business once it's completely made the turn.

Final thing I've heard was that ad tech tends to grow 20% versus Conversant, which is more like 7%. In fact, this year it's going to be more like 6% as they continue to work on making the turn here and sort of downplaying the more commodity type areas. But the fact of the matter is that okay for us. That's a good place for us to be. That's right around where we like to run the overall Company.

If they can do 7% to 8% overall without any type of synergies, then it will be a very good business. If we do our job and we actually get this thing cross sold into our 135 private-label clients and our other clients that we have out there, this could be a double-digit, organic growth business sooner rather than later. And so, again, it's a perfect fit for us, but it may not be all that exciting in the ad-tech space.

Overall, our view is, look, there's work that still needs to be done. There's a reason why this thing is so accretive to us right out of the gate, and that is there's a lot of questions out there about whether they fully made the transformation into this fairly unique offering. We believe they are far enough along that we could call the ball and say that they have. But we do think that they also need a bigger platform to really make it successful. Because with us, they could have a seat at the table with the CMO, and we can have a much more meaningful conversation with the CMO about selling through all of the products that we have.

We believe that the robust financial profile that they have provides a relatively low-risk opportunity for us to gain scale quickly. So did we have a presence in all of these areas? Yes. But at the same time, we didn't have scale. And what we are hearing from our clients, quite frankly, is that they want to make sure that they have a presence in all of these distribution channels, and that's exactly what this deal provides.

That being said, Bryan is going to walk through a couple of quick examples of how these things work, and we'll finish up.

Bryan Kennedy - Epsilon - CEO

 Okay. Thanks, Ed. All right, so I get the job of trying to explain this without confusing everyone. And I think right off the bat, it's probably worth acknowledging that there has been a bit of confusion about these two particular segments that make up the core of Conversant. So let's just go through a really simple example of each of these business models and why we think there is a substantial moat around these businesses.

So affiliate segment, starts off with a publisher. 60,000 publishers that Conversant has relationships with. A publisher, to simplify this, is somebody who runs a website, somebody who runs a blog, could be a mobile application. And let's say that we've got Bob out there, and Bob creates a running blog. And his running blog specializes in running routes through Central Park, and maybe he creates a following of people that like his advice and his tips and his techniques. And maybe he does training runs and so forth and so on. What that represents over time is a very unique audience of avid runners that follow Bob. So Bob ends up having inventory that's available to advertisers who ultimately, of course, are interested in getting to those unique audiences like the ones that Bob represents.

So you flip over to the advertiser side, and you've got let's say it's a manufacturer, maybe it's a local retailer in the Manhattan area who has expensive gear, and they're very interested in selling that expensive gear to this unique audience who happens to be willing to pay and lives locally in the area.

Conversant sits right in the middle of that, and they have a unique insight in their database of publishers and an ability to match these publishers and these advertisers in a way that puts them in the position of making that match happen and ultimately facilitating the placement of that ad onto that publisher site. In this case, it's, let's say, a $300 performance shoe -- for serious trail runners, this weekend only, limited-time offer and it's going to be targeted to that audience that Bob represents.

So they place the consumer, in the ideal world of course, clicks through, and there you have now an avid Manhattan runner who clicks and buys the shoes. So this is a really unique marketplace, one that Conversant has substantial reach and scale in. Think about it you've got 60,000 publishers who are creating access to these unique audiences. This is sort of the long tail of the Internet. And 3,500 or so advertisers, which are premium blue-chip advertisers really interested in getting to that particular audience.

This is also an environment that's really data rich. So it's not only the rich data that Conversant keeps on the audiences that comes to these publisher sites, but it's also the ability as they move forward with their business model to use that data to specifically target and understand the consumers that are visiting those publisher sites so that you can get a higher yield for the publisher.

Very similar to the overall ADS model, this is a model that is a high-touch services kind of business. So it's creating relationships with publishers. It's creating relationships with those advertisers. And it's playing that trusted third-party role where you sit in the middle of this marketplace and facilitate payments.

For example, there is a significant effort that takes place to go recruit all of these publishers, to identify those unique publishers who have those audiences that are hard-to-find audiences for the major advertisers out there. And then specifically for the blue-chip advertisers -- and when I say blue chip, we are talking about the major retail organizations, the major banks, major travel companies, all of who are going after this particular channel because it's a very cost-effective way for them to reach these unique audiences.

They are specifically sitting and facilitating and finding those publishers for those audiences. And I think it's important to note here, too, that what happens is the publisher never gets paid unless they actually generate a sale or whatever the action is that has been defined. So for the advertisers, this is a channel that's great for them to be in because it's a pay-per-performance channel in which they match that up against search or display or any other kind of category, and it happens to be a very effective one.

So it's a really vital role that Conversant plays in the middle of this marketplace of publishers and advertisers. And they have the dominant share, so the number one domestic player in this space.

As we've looked at this business, we really liked it because you have the use of data, extensive data. You have incredible reach. You have a high-touch services business, and you have this trusted third-party status which is very much the same as our core DNA. And at the end of the day, that creates a business that we think really has very strong barrier to entries for others that would want to jump into the game.

So that's the affiliate model. Let me flip over to the media model. And again, give you just hopefully a really simple example that will make this come to life.

So media is the same concept: I'm going to help our advertisers find the customers that they are trying to get to but slightly different business model. So it starts off with the retailer. And retailer is going to provide to us their, again, treasured, first-party transactional data; that is what somebody spent and what channel for what product for what price. Mary bought a blue dress in a store, $80 on October 15. So very rich information. So that's kind of the starting point.

And the next what happens is Conversant would step in and on behalf of that particular retailer they would tag their site, meaning begin to put identifiers on the site so that they can assign a unique ID to each and every visitor that comes to the website in an e-commerce world.

And then as that consumer begins to interact with that retailer more and more off-line and online, our job as Conversant is to begin to link those behaviors together. Taking the off-line transactional spend together with the online shopping behavior and beginning to profile each individual at a very rich level.

And the more that we see those interactions, the better our understanding of that consumer becomes. So maybe they don't just shop online; they buy online, they download the app, they register as a user for that particular app. So I begin to get a very rich profile of who that individual is.

And then very simply what happens after that is we strip off the name and the address, the PII information, and we create what we call on the right-hand side of this chart a common ID. And that common ID is a persistent, anonymous, unique ID that's tied back to that rich data. So again, now I've got an ID that I can use on the Web from a display perspective that's tied to my first-party online data, my transactional data. It's tied to my first-party off-line data, transactional spend in the store. I'm able to tie it to each device that an individual uses, so PC, tablet, mobile phone. It's very rich because it's all based on first-party cookies. So I'm able to reach an individual on mobile, which is significant.

And then beyond that, because Conversant is a major player in ad tech they have incredible reach, and that gives them the ability to glean additional data as they evaluate over 40 billion bid requests a day coming in from publisher sites. Running 8,000 campaigns a month, 6,000 direct publisher relationships -- all of that gives them the ability to add incremental data to these unique, common IDs.

So what does that all mean? That means at the end of the day that Conversant has the ability better than anyone else to really understand what the value is of each customer. Again, we keep going back to first-party transactional data being the thing that sets them aside.

You've got major players that focus on search, which is all about intent data. You've got major players that focus on social, which is online social behavior. In this case, we're really talking about commerce and transactional data, and that's where our bread and butter is.

We know who those individuals are, and we know how to reach them because of this unique ID. So it's really about moving away from sort of a blunt level of advertising targeting down to what we think of as person-based advertising.

And what that ultimately translates into in the bottom left-hand corner is we can deliver these ads. We can deliver them in a programmatic way. We can reach our consumers for our clients in a way that they have not been able to do in the past. That's with both the proprietary ad network that Conversant has as well as ad exchanges out there. And our ability to reach them is based on our ability to do intelligent bidding based on the data that we keep.

And a big piece of this that we spent not much too time talking about is really, it's not just display but it's the ability to do this in video and it's the ability to reach consumers in mobile. So that's a quick example. I'll turn it back over to Ed.

 Ed Heffernan - Alliance Data Systems Corporation - President and CEO

 Thanks, Bryan. I understand some of this is a little bit dry and a little bit painful. But at the end of the day, hopefully, giving real-world examples of this sort of world that exists out there is helpful. And I can tell you flat out, from what we're hearing from our customer base, it is of utmost importance that they participate in all of these channels.

And as a result, when we had the debate over build or buy, the question was we certainly would like to get scale faster. Didn't know if we could find something at the right price. But given the, I guess we could say the mid turn of the transition at Conversant where people are waiting to see whether it really turned or not, we felt very comfortable that it's well on its way, and therefore it's is going to be a nice deal for us and for our clients.

If you go to the synergies, we hadn't really talked about them before in the sense of the accretion of the deal itself was pretty nice. But if you really wanted to scrub it some more, you would sit there and say, all right, look, we would expect over a period of time to get out roughly $20 million in expense synergies and then on the revenue side about $40 million in earnings from that.

So for purposes of this discussion, let's call it $1.00 that we would build up over a three-year period. And you add that to the accretion that would exist as pretty much a standalone, and you would be looking at about $2.00 of accretion to core EPS by year three, and it will scale up starting immediately in 2015.

So, again, if we do our job even halfway right, this thing should be nicely accretive to all. Additionally, if you look at what the thinking that went into the synergies, you'd come up and say there's roughly 500 large clients that we have at Alliance. If we just penetrate, say, 20% of them, they have a few million bucks that they would invest in the Conversant channels. You generate your couple $100 million dollars in revs, and we get about a $40 million piece of that. So I think overall those are reasonable expectations.

At the end of the day, what it does is it provides to us every single channel except search. So we would have direct mail, point of sale, permission-based email, targeted display, retargeted display, video, social and mobile, and we would have a very large footprint in all of these.

And also that each one of these would be driven by a unique model that emphasizes two things. One is sort of the gold standard of data, which is first-party transactional, or SKU-level, information that is really the biggest treasure that the client has and therefore there needs to be a neutral third-party to handle it and that would be us.

And the second thing is, unlike a traditional ad-tech model, this is a high-touch service. And that's what we know at Alliance. So we know data, we know high-touch service. You put the two together, and it seems to make an awful lot of sense to us.

Okay. So let's sort of finish up. And I always get asked about guidance and how things are going. So if we step back for just a second and said how is the Company doing overall, I think 2014 is in very good shape. We just finished a very nice Q3. And you know, I'm getting asked questions about 2015 guidance, which I plan on giving on the Q3 call.

Also to reiterate what I have said already, which is we expect a strong 2015. What you are looking at is, even though we are going to grow the private-label business another 20% because business is so strong, we will drop to the bottom line double-digit earnings growth or EBITDA net of funding costs.

In Epsilon, you're looking at high single-digit top line and bottom line; and loyalty or AIR MILES, you're looking at a return to mid single-digit top line, high single-digit EBITDA. In brand loyalty, you're looking at probably high-teens growth in top and bottom. They are just really crushing it these days.

So if you put that all in, you add in Conversant, you're going to look at a pretty strong 2015. For those of you who don't know us, we tend to provide guidance that we feel very comfortable with. Some say it's a bit too conservative. But for example, this year we started last October at $12 a share, we are now at $12.35 a share, and we still have got two quarters to report.

So you can expect a similar approach as we provide 2015 guidance. We'll give strong guidance, but at the same time our goal would be to over perform that guidance as the year plays out.

So that's pretty much it. I think we went through the accretion. We went through the synergies. We went through the logic of the deal. We went through why we did the deal at the time we did it.

There is risk here, and the risk is that, hey, this transformation, for whatever reason, the wheels fall off. I don't think that's going to happen, but there is a risk there.

And what we believe is going in at this price at this time gives us a huge advantage because we're going to get scale immediately. And at the same time, we are not overpaying for something, and therefore we're derisking the overall transaction.

So I think that the risk here is relatively low, and our comfort level is that, if nothing else, we are pretty good at understanding how to use that really rich data to help drive incremental sales. And that's what these folks are transforming their business into. And therefore, we feel comfortable that the turn is going to be a success, and we'll look forward to bringing it to our entire client base.

I will tell you out of the gate, even though this will be part of the Epsilon/Conversant part of the business, that a lot of the inbound calls that we have received already have come from our private-label clients. And even specifically at the conference today that had a bunch of our clients upstairs down the hallway from us, there was a whole lot of interest in getting together and having a little chat about how they can get going on this thing sooner rather than later. So it's a few data points, but they are important data points.

If I looked back at Alliance overall, what we would call our playbook -- and both Bryan and I have been around here for a long time -- we've done a number of things over the years that may be perceived as being a little bit off-center at the time but turned out to be pretty decent ideas. We have certainly made a ton of mistakes along the way.

But when we first went public in 2001 at 12, we introduced an entire new concept to the industry which is, hey, let's use the SKU-level card data as a marketing tool. And can we do better and provide some type of targeted marketing using the SKU-level information. And back in 2001, believe it or not, that was considered a radical new concept. It turns out that that actually is a very, very helpful way for understanding the consumer and driving sales.

Then you go to the great recession in 2008/2009 -- again, we zigged when others zagged a little bit, and we ended up leveraging up and bought back one-third of the Company at the bottom.

And so that set us up well for 2011 and 2012, where we believed that the big database shops like Epsilon were going to have a challenge going forward as the balance of power shifted from the CIO and CTOs to the CMOs. And as a result, we did a pivot and picked up some digital agency talent. And I think now we are the second largest digital agency out there. And so along with the creative piece and the technology behind it, we were able to weather the storm that saw the demise or the downgrading of a number of the big database providers out there. And so it's because of these marketing -- digital marketing acquisitions that we were able to speak the language of the CMO as the CMO started to take control of the marketing dollars across the board.

And then to keep going in 2011 to the present, we traditionally grew the card business, which is one of our four businesses. We grew the card business a few points higher than consumer revolving debt grew, so that grew about 7%. We grow the card file about 10%. Now it's not -- the consumer revolving debt hasn't really grown at all in five years, and yet we're growing at 20% plus. And what's behind that is exactly what we started with at the beginning, which is our ability to drive incremental sales into the store or online for our clients, and that's driving more and more clients to us as they come under increasing pressure on their margins.

And then we looked at 2014, we decided that it was time to have a European expansion, and that's when we bought the brand loyalty business over there. That business is doing exceptionally well. They did about $55 million in EBITDA last year; they'll do $100 million this year. So things are really zipping along despite the concerns of the euro zone.

So now we find ourselves building huge scale in a key digital distribution channel via a very significant acquisition, albeit only around 10% to 15% of Alliance overall. It's still very significant for us. We think we understand the company a little bit better than perhaps the average person out there because we understand exactly what they're trying to do and where they are in the midst of their transformation.

We think it's a winning hand, and time will tell over the next few quarters whether we are right or not. But I think it's a significant low risk that I don't see a disaster looming. So the question is is this going to be good, or is it going to be great. And only time will tell for that.

Okay. Completely switching gears and finishing up here is the final question I got over the last few weeks, which is Apple Pay. And it was kind of interesting, there was a real knee-jerk reaction to Apple Pay and who was included and who wasn't included. And you know, the only way to explain it is to just basically say that we've got 36 million active cardholders today who have for years managed to carry their favorite private-label card or two around with them to make purchases. I can tell you flat out there is no human cry out there to immediately move to a phone app. But nonetheless, that probably is where things are heading. And so we need to be ready.

It's very important to understand that with us, since we represent both the merchant and the issuer, that we run a closed-loop network. And we are agnostic when it comes to wallet; we don't really care. And as a result, what's basically going to happen at a retailer is someone's going to come in -- and let's say they walk in, they see a QR code on the wall, they're going to take their phone, they are going to tap the QR code, put in four pieces of information or five pieces of information, hit send. It goes up, it scores the application, comes back. Boom, you've got a credit card.

And that card is a virtual card. And what you would do is you would then immediately download the retailer's app; so you would actually have your favorite retailer's app on your phone regardless of whether it's Apple or Android or whatever it may be. And then when you want to use that private-label card, what you would do is tap the app. And that can help you manage your loyalty points, your rewards, coupons. It can help you navigate through the store. It can help you if you want to just start searching before you get to the store et cetera, et cetera, et cetera.

In other words, it allows us to keep the SKU-level information. And essentially we don't even exist when it comes to the Apple Pay ecosystem because we don't need to. All of it will be done by us. We will be the ones who will provide the tokenization as well; as I call it, we'll scramble the eggs and then we'll unscramble them as well to make sure that we get the information, the SKU level that we need.

And so what you'll probably see going forward is gradually our cardholder base will migrate from plastic to virtual cards on all these devices, and they will use retailer-specific mobile apps that can do everything. They'll be NFC compliant, or you can do a 2-D barcoder, whatever it takes.

And so from our perspective, it's a lot of information to throw at you, but this is where the market is heading. We probably -- I probably differ in terms of how quickly it's going to get there. I think it will be slower rather than faster. But nonetheless, we will have all of this available for our clients. There are a number of clients today that are already taking a number of these pieces and have already installed them.

And one of the cool things that I'll leave you with is that if you were to look at the initial purchase from someone who gets a virtual card on their phone as they're shopping as opposed to waiting when they get up to the point of sale to get a card, you'll find that their initial purchase is 40% higher than the traditional method. So here's a real-world example of where a virtual card actually adds value as opposed to just convenience. So we'll be there in all the wallets.

And with that, hopefully that helped explain at least the mindset behind Conversant. Talked a little bit about ADS itself and our outlook, and then finally answering the question of mobile devices and where we are going to play.

And with that, we'll finally stop. I appreciate everyone's patience. We went about as fast as we could, but we had to zip through this thing. So I think at this point we can either take questions or call it a day. I hope everyone absorbed every piece of what we just went through. Anything?

QUESTION AND ANSWER

Unidentified Audience Member

 (inaudible -- microphone inaccessible)

 Ed Heffernan - Alliance Data Systems Corporation - President and CEO

 The question is if Apple Pay really takes off, I think it will take off. I think it's a great idea. And I think that having -- for people who are not all that focused on the very rich private-label programs that are out there, that it will have a very important place for general-purpose spend.

However, I can tell you flat out our retailers are sitting there saying, I need to make sure that I know exactly who my customer is. I don't want to lose access to that SKU-level information. And so I think it will be a very long time before the merchants will sit there and say, sure, go ahead. I'll give up access to that type of insight. I mean, the battle is getting more intense, not less intense, as we see that the retail tie isn't growing as fast as it used to be. So we're going to stick with the mobile devices and go from there.

All right. I think that's it. Thank you very much. Appreciate you hanging around until the end of the day.

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Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.